15045444

SEC MAIL PROCESSING
RECEIVED
FEB 20 2015
WASH D.C.
201 SECTION

ti 2/23/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Danske Markets Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue, 35th floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ira Brofsky 212 -293 -0600
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name - *if individual, state last, first, middle name*)

529 Fifth Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

2/20/15

OATH OR AFFIRMATION

I, Anders Iversen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Danske Markets Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER G OLSSON
Notary Public, State of New York
No. 01OL6135072
Qualified in New York County
Commission Expires December 14, 2017

Signature

President and CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
··· (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
··· (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
··· (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
··· (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

DANSKE MARKETS INC.
(A Wholly-Owned Subsidiary of Danske Bank A/S, Denmark)

December 31, 2014

DANSKE MARKETS INC.
(A Wholly-Owned Subsidiary of Danske Bank A/S, Denmark)

TABLE OF CONTENTS

CITRIN COOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Danske Markets Inc.

We have audited the accompanying statement of financial condition of Danske Markets Inc. (the "Company") as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Danske Markets Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Danske Markets Inc. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 29, 2015

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

DANSKE MARKETS INC.
(A Wholly-Owned Subsidiary of Danske Bank A/S, Denmark)
Statement of Financial Condition
December 31, 2014
(expressed in U.S. dollars)

ASSETS		
Cash and cash equivalents	$	22,659,081
Fixed assets, net		256,422
Prepaid taxes		1,403,953
Deferred tax assets		976,823
Fails to deliver		861,217
Prepaid expenses		186,574
Receivables and other assets		1,106,466
Total assets	$	27,450,536
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Due to parent	$	5,052,661
Due to customers		861,217
Taxes payable		60,355
Accrued expenses		2,012,006
Other liabilities		148,777
Total liabilities		8,135,016
Commitment and Contingencies (Note 4)		
STOCKHOLDER'S EQUITY		
Common stock-$0.01 par value; 1,000 shares authorized, 10 shares issued and outstanding		-
Additional paid-in capital		18,000,000
Retained earnings		1,315,520
Total stockholder's equity		19,315,520
Total liabilities and stockholder's equity	$	27,450,536

The accompanying notes are an integral part of this statement of financial condition.

1. GENERAL BUSINESS

Danske Markets Inc. (the "Company"), a wholly-owned subsidiary of Danske Bank A/S, a Denmark entity (the "Parent"), was incorporated in Delaware on February 12, 2001, is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority ("FINRA") as a broker-dealer. The Company's primary business activities include acting as an agency or riskless principal broker in the purchase and sale of foreign equities and debt securities between U.S. institutional investors and the Company under Rule 15a-6, entering into interest rate derivatives with U.S. institutional investors as agent for its Parent, securities underwriting and merger and acquisition advisory services. The Company does not carry customer accounts and is accordingly exempt from the Act's Rule 15c3-3 (the Customer Protection Rule) pursuant to Provision k(2)(i) of the rule. The Company has its main office in New York and a branch in Copenhagen, Denmark. The books and records are maintained in U.S. dollars.

The Company has entered into a Service Level Agreement with its Parent under which the Parent provides various business support services to the Company. Such support services include information technology, back-office service which encompasses settlement of transactions, legal, accounting, audit and human resources (see Note 4).

2. SIGNIFICANT ACCOUNTING POLICIES

Investment Banking

Investment banking revenue includes gains, losses and fees, net of syndicate expense, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on the offering date, sales commissions on the trade date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Securities Transactions

The Company records securities transactions executed for its customers on a settlement-date basis. Related revenues and expenses from these transactions are recorded on a trade-date basis. Transactions denominated in a foreign currency are translated into United States dollars at the prevailing rates of exchange on the date of transaction.

Chaperone Fee

The Company acts as a "chaperone" under Rule 15a-6, whereby it will facilitate access to, and execution of, securities transactions with institutional investors for its Parent. Chaperone fee revenues are recorded over the service period (see Note 4).

Fixed Assets

Fixed assets are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of assets as follows:

	Estimated Life (Years)
Computer software and hardware	3
Telecommunications equipment	3
Furniture, fixtures and equipment	3
Leasehold improvements	Shorter of expected useful life or term of lease

Expenditures for additions, renewals and betterment of property and equipment above $18,000 are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

Income Taxes

The Company evaluates its uncertain tax positions using the provisions of Financial Accounting Standards Board ("FASB") guidance. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

Taxes paid to the Danish tax authority are claimed as foreign tax credit on the Company's U.S. federal tax return. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to the differences between the tax and financial reporting bases of assets and liabilities, if applicable. The realization of deferred tax assets, if any, is assessed and a valuation allowance established for the portion of the assets for which it is more likely than not that the deferred tax asset will not be realized.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fails to Deliver/Receive and Receivable/Payable from (to) Customers

As an agent and/or riskless principal broker, the Company facilitates its customers' securities transactions on a DVP (delivery vs. payment)/RVP (receive vs. payment) basis only. Securities failed to deliver represent receivables for securities sold by customers that have not been delivered, the settlement date has passed, and the cash owed to customers has not been received. Securities failed to receive represent payables for securities purchased by customers not yet received, the settlement date has passed, and the customers have not paid for such securities.

Fair Value Measurements

FASB Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

(expressed in U.S. dollars)

3. INCOME TAXES

At December 31, 2014, the Company had federal and state and local net operating loss carryforwards of approximately $45,000 and $492,000, respectively, which may be used to offset future U.S. federal, state and local taxable income through 2032. The Company's deferred tax asset of $976,823 at December 31, 2014, is primarily related to deferred compensation and depreciation. At December 31, 2013, the Company had a valuation allowance of approximately $3,267,000. The Company reversed the valuation allowance in 2014. Management believes that realization of the Company's deferred tax asset is more likely than not based upon its recent earnings history and projected taxable income in 2015. The Company is liable for Danish national tax for income generated in Denmark.

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized. In accordance with FASB ASC 740, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet the more likely than not recognition threshold will result in either a reduction of current and deferred tax assets, and/or recording of current or deferred tax liabilities. The Company recognizes accrued interest and penalties, if applicable, related to income taxes as a component of income tax expense. As of December 31, 2014, the Company did not have any uncertain tax positions. As of December 31, 2014, the Company did not have any interest accrued with respect to uncertain tax positions.

The Company's federal, state and local income tax returns are closed to examination through tax year 2010. The Company's Danish tax returns are also closed to examination through tax year 2010.

4. RELATED-PARTY TRANSACTIONS

The Company entered into a Service Level Agreement ("SLA") with its Parent and agreed to act as the U.S. "chaperoning" broker-dealer in accordance with Rule 15a-6(a)(3) under the Act, as defined. The SLA shall continue in effect until terminated by the one of the parties with 90 day notification. Under the terms of the SLA, the Company agrees to provide chaperoning services, effect securities transactions, distributes research analysis to U.S. institutional investors and provide general marketing assistance on their behalf in the U.S. As compensation for its services, the Company receives a monthly fee of $16,666.

The Company, through its Parent, leases office space under a non-cancellable operating lease expiring in June 2021. In accordance with the terms of the lease agreement, the Parent received a nine-month and 10-day lease abatement aggregating approximately $459,000. Under the current agreement with the Parent, the Company reimburses the Parent for 70% of the use of this office space. The effect of the lease abatement and rent escalations is recognized by the Company on a straight-line basis over the lease term, which resulted in a deferred liability of $138,429, which is included in other liabilities on the statement of financial condition at December 31, 2014.

The following is the Parent's approximate annual lease payments for the years ended December 31:

2015	$	633,533
2016		662,200
2017		662,200
2018		662,200
2019		662,000
Thereafter		957,311
Total	$	4,239,444

On January 27, 2012, the Company entered into a revolving loan and subordinated debt agreement with its Parent in the amount of $20,000,000. The agreement was renewed and extended for four years on December 11, 2014. Each advance shall be in the aggregate amount of $1,000,000 or integral multiples thereof, advances are available to be taken by the Company until January 29, 2018. The Company is obligated to repay the aggregate unpaid principal amount on all advances on or before the scheduled maturity date of January 29, 2019. The Company is also obligated to pay a fee of 0.50% on the undrawn amount payable quarterly on March 1, June 1, September 1 and December 1. As of December 31, 2014, interest was charged at a base rate (LIBOR) plus 2%.

At December 31, 2014, a cash balance of $68,330 is held at the Parent. The account is maintained in U.S. dollars.

Unrelated to and separate from the revolving loan and subordinated debt agreement discussed in the second preceding paragraph, the Company is obligated to the Parent in the amount of $5,052,661, related to charges that have been incurred with respect to net amounts due for services rendered by the Parent pursuant to the SLA. Such amounts are non-interest bearing and due on demand.

(expressed in U.S. dollars)

5. FIXED ASSETS

Fixed assets are carried at cost less accumulated depreciation and depreciated using the straight-line method over the estimated economic life of the asset. Expenditures for maintenance and repairs are recognized as expenses on the statement of operations when incurred, while additions and improvements are capitalized.

Fixed assets consisted of the following at December 31, 2014:

	Computer Software and Hardware	Tele-communications Equipment	Furniture, Fixtures and Equipment	Leasehold Improvements	Total
Balance, January 1, 2014	$ 1,297,568	$ 45,977	$ 103,771	$ 452,508	$ 1,899,824
Additions	-	-	-	-	-
Balance, December 31, 2014	1,297,568	45,977	103,771	452,508	1,899,824
Accumulated depreciation and amortization	(1,297,568)	(45,977)	(103,771)	(196,086)	(1,643,402)
Fixed assets, net	$ -	$ -	$ -	$ 256,422	$ 256,422

(expressed in U.S. dollars)

6. FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets measured at fair value as of December 31, 2014:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance December 31, 2014
Assets				
Money market fund	$ 22,324,167	$ -	$ -	$ 22,324,167
Total at fair value	$ 22,324,167	$ -	$ -	$ 22,324,167

The money market fund is included in "Cash and cash equivalents" in the accompanying statement of financial condition.

7. NET CAPITAL

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of customer debit items, as defined. At December 31, 2014, the Company had net capital of $14,937,899 which exceeded its requirement of $250,000 by $14,687,899.

8. CONCENTRATION OF CREDIT RISK

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligation under contractual terms. All of the clearing and depository operations for the Company are performed by the clearing brokers pursuant to clearance agreements. The clearing brokers and the Company review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by the counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

Approximately 19% of the Company's revenues for the year ended December 31, 2014, was attributable to one customer.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 29, 2015. The Company has determined that there are no material events that would require adjustment to and for disclosure in the accompanying financial statements or notes thereto.